PLATINUM GROUP METALS LTD.

Voting Results for the Annual General Meeting of Shareholders Held on February 26, 2015

To:	The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “Meeting”) of Platinum Group Metals Ltd. (the “Company”) held on February 26, 2015.

1.	Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. According to proxies received and by a vote on a show of hands, the following individuals were elected as directors until the next annual general meeting of the Company or until their successors are elected or appointed:

Name	Votes For	Votes Withheld
R. Michael Jones	653,675,252	740,008
Frank R. Hallam	648,967,641	5,447,619
Eric Carlson	650,776,912	3,638,348
Barry W. Smee	654,056,986	358,276
Iain D.C. McLean	635,699,538	18,715,723
Timothy D. Marlow	654,160,094	255,166
Diana J. Walters	639,047,509	15,367,751

2.	Appointment and Compensation of Auditors

At the Meeting, the shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and authorized the directors to fix the auditors’ remuneration. According to proxies received and by a vote on a show of hands, PricewaterhouseCoopers LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
682,841,530	797,693